SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

   ANNUAL report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

For the fiscal year ended December 31, 2004

Or

   Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from____________to____________

Commission file number 333-13670
(Current S-8 Registration Number)

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Royal & SunAlliance 401(k) Account
9300 Arrowpoint Blvd.
Charlotte, North Carolina 28273

B.      Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Royal and Sun Alliance Insurance Group plc
9th Floor, One Plantation Place
30 Fenchurch Street
London
EC3M 3BD
England

Back to Contents

Royal & SunAlliance 401(k)
Account
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Back to Contents

Royal & SunAlliance 401(k) Account Contents December 31, 2004 and 2003

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Royal & SunAlliance 401(k) Account

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Royal & SunAlliance 401(k) Account (the “Plan”) at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 28, 2005

Back to Contents

Royal & SunAlliance 401(k) Account Statements of Net Assets Available for Benefits December 31, 2004 and 2003

	2004	2003

Assets
Investments at fair value
Interest-bearing cash	$59,338,860	$73,378,753
RSA stock fund (ADRs)	3,596,055	4,216,368
Interest in registered investment companies	241,953,163	262,066,121
Participant loans	3,812,606	6,107,301

Net assets available for benefits	$308,700,684	$345,768,543

The accompanying notes are an integral part of these financial statements.

Back to Contents

Royal & SunAlliance 401(k) Account Statements of Changes in Net Assets Available for Benefits Year Ended December 31, 2004

Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$19,598,121
Distributions from registered investment companies	5,781,903
Interest on participant loans	244,191

Total investment income	25,624,215

Contributions
Participant	12,818,668
Employer	7,126,050

Total contributions	19,944,718

Total additions	45,568,933

Deductions
Deductions from net assets attributed to
Benefits paid to participants	82,483,173
Transfer of net assets	148,059
Administrative fees	5,560

Total deductions	82,636,792

Net decrease	(37,067,859)
Net assets available for benefits
Beginning of year	345,768,543

End of year	$308,700,684

The accompanying notes are an integral part of these financial statements.

Back to Contents

Royal & SunAlliance 401(k) Account Notes to Financial Statements Year Ended December 31, 2004

1.	Description of Plan

The following brief description of the Royal & SunAlliance 401(k) Account (the “Plan”) is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan document for more complete information.

The Plan is a qualified voluntary defined contribution plan sponsored by Royal Indemnity Company, a member of Royal & SunAlliance USA (“RSA”) and an indirect wholly-owned subsidiary of Royal & Sun Alliance Insurance Group, plc. Fidelity Management Trust Company is the Plan Trustee (the “Trustee”). The Plan is administered by Royal Indemnity Company (the “Plan Administrator”). The Plan applies to all employees of the Royal Indemnity Company and its affiliates (hereinafter collectively referred to as the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In July of 2001, Royal Indemnity Company subdivided the Royal & SunAlliance 401(k) Account into two components: (i) the Royal & SunAlliance 401(k) Account and (ii) the Royal & SunAlliance Savings and Investment Plan. Because the two components are identical, except for the Company matching contribution formula (as described below), the term “Plan” is used to refer to both components. The Company offered participants in the Plan on December 30, 2000, and still active on July 7, 2001, the option to choose which retirement program to participate in prospectively. Employees of the Company hired on or after August 1, 2000 are only eligible to participate in the Royal & SunAlliance 401(k) Account component and one component of the Company’s qualified defined benefit pension plan. Those employees electing to participate in the Royal & SunAlliance Savings and Investment Plan component are eligible to participate in a different component of the Company’s qualified defined benefit pension plans.

Vesting
Participants who are active employees on or after January 1, 2001 are 100% vested in their entire account balance including Company matching contributions regardless of their service.

Contributions
Under the terms of the Plan, participating employees may contribute to the Plan through payroll deduction via a salary reduction agreement, up to a maximum of 75% of eligible compensation. Pre-tax contributions are limited, however, to $13,000 for 2004 and $12,000 for 2003, as stipulated by the Internal Revenue Service. Contributions and account balances may be allocated between various funds at a percentage determined by each participant.

For the Royal & SunAlliance 401(k) Account component, the Company will match 100% of the first 5% of eligible pay contributed on a before tax basis. For the Royal & SunAlliance Savings and Investment Plan component, the Company will match 100% of the first 4% of eligible pay contributed on a before tax basis. The Company’s matching contributions were contributed to the Plan biweekly beginning in July 1999. Allocation of the Company’s matching contributions to participants’ accounts is based on the participants’ eligible contributions. If the Company does not announce a new matching percentage, then the percentage remains the same as the previous year.

Back to Contents

Royal & SunAlliance 401(k) Account Notes to Financial Statements Year Ended December 31, 2004

Beginning in July 2001, 20% of the Company matching contribution was automatically invested in the RSA Stock Fund, which primarily invests in the American Depositary Receipts (“ADRs”) of Royal & Sun Alliance Insurance Group PLC. The remaining 80% of the Company matching contribution was made in cash and was invested according to each participant’s investment elections. Effective January 1, 2005, all Company matching contributions are now made in cash and are invested according to each participant’s investment elections.

Participant Accounts
Upon enrollment in the Plan, participants may, subject to a procedure established and applied in a nondiscriminatory manner, direct the Trustee to invest their account in one or more of the investment options. Each participant’s account is credited with the participant’s contribution, allocation of the Company’s matching contribution and Plan investment earnings.

Benefits and Withdrawals
Upon retirement, as defined under the Plan, a participant’s entire interest in the Plan, from the Company’s matching contributions and the participant’s own contributions, is payable, regardless of the number of years of participation.

In the event of disability or death before retirement, a participant’s entire interest in the Plan, from the Company’s matching contributions and the participant’s own contributions, is payable to the participant or the participant’s designated beneficiary, regardless of the number of years of participation. A participant is eligible to receive payment in the event of disability, if the participant qualifies for disability benefits under the Company’s Long-Term Disability Plan.

In the event of a financial hardship, a participant may be allowed to withdraw all or part of their interest in the Plan attributable to the participant’s contributions. In the event of such withdrawal, the participant’s right to make further contributions to the Plan is suspended for six months.

Inactive participants who terminated employment on or before December 1, 2000 are subject to the vesting schedule in place at the time of their separation from service. For such individuals, distribution of prior contributions by the Company and related earnings and appreciation are limited to the vested portion, in accordance with the following table:

Years of Service on or	Vesting Percentages of Interest
Before December 31, 2000	Attributable to Company’s
Following the Termination	Contributions and Related
of Employment	Earnings and Appreciation

Less than one year	10 0%
One year, less than two years	1 20%
Two years, less than three years	1 40%
Three years, less than four years	1 60%
Four years, less than five years	180%
Five years	100%

Back to Contents

Royal & SunAlliance 401(k) Account Notes to Financial Statements Year Ended December 31, 2004

Forfeitures
Forfeited non-vested amounts will first be used to reinstate forfeited amounts of those participants re-employed before completing five “break in service years,” as defined by the Plan. Any remaining forfeited non-vested amounts will be applied in satisfaction of future contributions by the Company. Nonvested amounts forfeited from participant accounts for 2004 and 2003 were $28,838 and $103,854, respectively, and are available to reduce future employer contributions. Forfeitures available to reduce future Company contributions at December 31, 2004 are approximately $877.

Loans to Participants
Participants may borrow up to the lesser of 50% of their account balance or $50,000, with a minimum loan amount of $500. The loan repayment terms are for a minimum of one year and a maximum of five years unless the loan is used to purchase their principal residence in which case the term can be up to ten years. Payments, including principal and interest, are made biweekly or lump-sum if the entire balance is repaid. Interest rate is based on the U.S. Treasury 1–10 year bond plus 2% rounded down to the nearest eighth of a percent. The principal and interest paid are allocated to the appropriate funds according to the participant’s investment election at the time of payment.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments
The Plan’s investments in interest-bearing cash includes money market mutual funds that are reported at the fund’s net asset value. The Plan’s investments in registered investment companies (mutual funds) are stated at the reported net asset value of the mutual funds, which is based on the fair value of the mutual fund’s underlying investments. The Plan’s investment in the RSA Stock Fund is reported at market value of the ADRs. Loans to Plan participants are stated at the outstanding principal balance.

Purchases and sales of securities are recorded on trade-dates. Interest income is recorded on an accrual basis. Distributions from registered investment companies are recorded on the ex-dividend date.

Net Appreciation (Depreciation)
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative and Investment Expenses
Mutual fund fees are reflected in the investment performance of the respective investment funds. The Company currently pays all other expenses of operating and administering the Plan.

Benefits
Benefits and withdrawals are recorded when paid.

Back to Contents

Royal & SunAlliance 401(k) Account Notes to Financial Statements Year Ended December 31, 2004

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

4.	Investments

The following table presents the fair value of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified by *:

	2004		2003

Interest-bearing cash
Fidelity Retirement Money Market Fund	$59,338,860	*	$73,378,753	*

Employer related investment securities
RSA Stock Fund	3,596,055		4,216,368

Interest in registered investment companies
Pimco Total Return – Administrative Class	25,436,808	*	29,857,394	*
Baron Asset Fund	8,662,417		6,170,577
Templeton Foreign A	6,649,770		7,071,870
Janus Balanced Fund	19,509,645	*	21,081,157	*
Vanguard Explorer Administrative Class	18,314,303	*	18,610,388	*
Vanguard Primecap Administrative Class	41,362,360	*	40,463,399	*
Fidelity Equity Incorporated	18,157,645	*	18,805,340	*
Fidelity Blue Chip	69,993,369	*	84,775,974	*
Fidelity Diversified Intl	4,151,726		2,371,191
Spartan Intl Index	5,260,921		5,066,828
Spartan US Equity Index	19,417,260	*	21,963,408	*
Fidelity US Bond Index	5,036,938		5,828,595

Back to Contents

Royal & SunAlliance 401(k) Account Notes to Financial Statements Year Ended December 31, 2004

The net appreciation (depreciation) in fair value of investments is as follows:
2004

Employer related investment securities
RSA Stock Fund	$(142,161)

Interest in registered investment companies
Pimco Total Return - Administrative Class	(60,814)
Baron Asset Fund	1,247,110
Templeton Foreign A	936,934
Janus Balanced Fund	1,241,321
Vanguard Explorer Administrative Class	2,235,777
Vanguard Primecap Administrative Class	6,360,127
Fidelity Equity Income	1,043,310
Fidelity Blue Chip	3,762,673
Fidelity Diversified Intl	592,433
Spartan Intl Index	791,349
Spartan US Equity Index	1,614,564
Fidelity US Bond Index	(24,502)

$19,598,121

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated December 10, 2002, that the Plan is qualified and that the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan will continue to be qualified and that the related trust will continue to be tax exempt.

6.	Related Party Transactions

The Plan currently provides for investment in ADRs of the Royal & Sun Alliance Insurance Group, plc. Through December 31, 2004, 20% of the Company matching contributions was allocated to the ADR investment option. As an individual account plan, the holding of such assets is permissible as an exemption from prohibited transaction requirements under the Employee Retirement Income Security Act and the Internal Revenue Code. The Plan sponsor currently pays all expenses of operating and administering the Plan.

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions.

7.	Reconciliation of Financial Statements to Form 5500

There are no differences between the accompanying financial statements and the Plan’s IRS Form 5500.

Back to Contents

Supplemental Schedule

Back to Contents

Royal & SunAlliance 401(k) Account Schedule H, line 4i – Schedule of Assets (Held at End of Year) December 31, 2004

		Current
Identity of Issuer	Description of Investment	Value

Fidelity Retirement Money Market Fund	Interest-bearing cash	$59,338,860

*RSA Stock Fund	Employer related investment securities	3,596,055

Pimco Total Return - Administrative Class	Interest in registered investment company	25,436,808
Baron Asset Fund	Interest in registered investment company	8,662,417
Templeton Foreign A	Interest in registered investment company	6,649,770
Janus Balanced Fund	Interest in registered investment company	19,509,645
Vanguard Explorer Administrative Class	Interest in registered investment company	18,314,303
Vanguard Primecap Administrative Class	Interest in registered investment company	41,362,360
*Fidelity Equity Incorporated	Interest in registered investment company	18,157,645
*Fidelity Blue Chip	Interest in registered investment company	69,993,369
*Fidelity Diversified Intl	Interest in registered investment company	4,151,726
Spartan Intl Index	Interest in registered investment company	5,260,921
Spartan US Equity Index	Interest in registered investment company	19,417,260
*Fidelity US Bond Index	Interest in registered investment company	5,036,939

Total interest in investment companies		241,953,163
Participant loans	Notes receivable from participants	3,812,606

Total assets held for investment purposes		$308,700,684

* Party in interest to the Plan

Back to Contents

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Royal Indemnity Company, the Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Royal & SunAlliance 401(k) Account

Date: June 28, 2005
By: /s/ Marc-Andre Lefebvre

Senior Vice President, Royal Indemnity Company

Back to Contents

EXHIBIT INDEX

Exhibit	Description	Page

23.1	Consent of Independent Registered Public Accounting Firm	12